02046926

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2002

BALLARD POWER SYSTEMS INC.

(Translation of registrant's name into English)

9000 Glenlyon Parkway
Burnaby, British Columbia
CANADA V5J 5J9
(604) 454-0900

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___ Form 40-F X

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Total number of pages 7.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALLARD POWER SYSTEMS INC.
Registrant

Date: July 18, 2002

Signature

Noordin S.K. Nanji
Vice-President, Strategic Development
and Corporate Secretary
Print name and title of signing officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Form 53-901F Material Change Report filed with the Toronto Stock Exchange on July 18, 2002 (which includes press release dated July 16, 2002).

FORM 53-901F

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 151 OF THE SECURITIES RULES (BRITISH COLUMBIA)

Item 1 <u>**Reporting Issuer**</u>

Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, B.C.
V5J 5J9

("Ballard")

Telephone: (604) 454-0900

Item 2. <u>**Date of Material Change**</u>

July 22, 2002

Item 3. <u>**Press Releases**</u>

July 16, 2002, at Vancouver, Canada

Item 4. <u>**Summary of Material Change**</u>

Ballard announced the appointment of Dennis Campbell as President and Chief Operating Officer of the Company effective July 22, 2002.

Item 5. <u>**Full Description of Material Change**</u>

Please see attached News Release dated July 16, 2002.

Item 6. <u>**Reliance on Section 85(2) of the Act**</u>

Not applicable.

Item 7. <u>**Omitted Information**</u>

Not applicable.

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Noordin S.K. Nanji
Vice-President, Strategic Development and Corporate Secretary
9000 Glenlyon Parkway
Burnaby, B.C.
V5J 5J9

Telephone: (604) 412-454-0900

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

July , 2002
Date

Signature

Noordin S. K. Nanji
Name

Vice-President, Strategic Development and Corporate Secretary
Position

Burnaby, B.C.
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BALLARD®
Power to change the world®

News Release

Ballard Power Systems Appoints President

For Immediate Release – July 16, 2002

Vancouver, Canada - Ballard Power Systems Inc. announced today the appointment of Dennis Campbell as President and Chief Operating Officer effective July 22, 2002.

Mr. Campbell comes to Ballard after a 30-year career encompassing all aspects of manufacturing in businesses as diverse as automotive, plastics, power generation, helicopters, specialty compressors, and filter systems. He is joining Ballard from Home Care Industries, a leading filter system manufacturer where he was President and Chief Executive Officer. Before that he held positions with Nash Engineering (President and Chief Executive Officer), United Technologies (Executive Vice President, Sikorsky Aircraft), Cummins Engine Company (Vice President, Power Generation Group, Onan Corporation), and Plastech Corporation (President and Chief Operating Officer). Mr. Campbell began his career in 1970 with the Ford Motor Company, starting in product development, progressing through a series of operating assignments in the Engine, Tractor, Climate Control and Plastics businesses.

As part of Ballard's management succession plan, Mr. Campbell will take on the position of Chief Executive Officer on March 31, 2003, when Firoz Rasul will become Executive Chairman of the Board of Directors.

Mr. Campbell brings to Ballard a vast amount of commercial experience that directly applies to Ballard's fuel cell and related businesses in the portable, stationary and transportation power markets. He is 54 years of age and has a Bachelor of Science in Aerospace Engineering from the University of Oklahoma and a Master of Business Administration from Wayne State University.

"We are pleased to welcome Dennis Campbell to the Ballard team as President and Chief Operating Officer," said Firoz Rasul, Ballard's Chairman and Chief Executive Officer. "As Ballard is evolving to become a commercial manufacturer of fuel cell products it is undergoing dramatic change. In the past 12 months, Ballard has made three major acquisitions, is completing a major reorganization, and is now focused on commercial product introduction. Dennis' experience and capabilities in product development, manufacturing, business processes and building lasting customer relationships, match the requirements to lead Ballard into its next stage – mass commercialization. As a result, Dennis will succeed me as Chief Executive Officer next year to drive this change and lead Ballard going forward."

Mr. Rasul continued, "As future Executive Chairman of the Board I will continue to lead the Board of Directors to provide the resources and mandate to the Chief Executive Officer to carry out Ballard's strategic plan and vision. As Executive Chairman, I will ensure our continued high standards of corporate governance and will work, together with Dennis, to enhance key external relationships with customers, partners, shareholders and governments to meet the needs of our growing business. I remain deeply committed to the mass commercialization of Ballard® fuel cells and helping to shape the fuel cell industry."

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BALLARD®

News Release

Ballard Power Systems Appoints President (continued)

Dennis Campbell commented, "The opportunity to join Ballard is exciting – not only because fuel cells can solve many of the world's pressing environmental issues – but because of Ballard's ability to become a highly successful business. Ballard has assembled a strong management team, dedicated and talented employees, committed strategic partners, formidable technology position and financial strength, all of which we can use to convert Ballard's leadership position into great commercial success."

Mr. Campbell added, "Over the past 14 years, under Firoz's leadership, Ballard has progressed enormously from a small research and development company to a global leader in fuel cell technology. I am committed to working with Firoz and the Ballard team to build upon Ballard's strengths and deliver even greater success in the coming years."

A 30-minute conference call will be held today at 7:00 a.m. PDT (10:00 a.m. EDT) to introduce Mr. Campbell to Ballard's stakeholders. Access to the call may be obtained by calling the operator at (303) 262-2190 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at (416) 640-1917. The confirmation number to access the playback version is 199398#. The live webcast can be accessed on Ballard's web site at www.ballard.com and will be archived for replay for a two-week period.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products ranging from 1 kilowatt to 250 kilowatts. Ballard is also commercializing electric drives for fuel cell and battery-powered electric vehicles, power conversion products for fuel cells and other distributed generation products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard's proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary generator manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard supplies fuel cells and related products to the automotive, electrical, and other energy industries.

For investor information, please contact:

Michael Rosenberg
Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, BC, Canada V5J 5J9
Tel: 604.412.3195 Fax: 604.412.3100
Investors@ballard.com

For media information, please contact:

Gitta Oldendorff
Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, BC, Canada V5J 5J9
Tel: 604.412.8612 Fax: 604.412.3100

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